Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
March 25, 2016
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Terence O’Brien

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2015
Filed January 22, 2016
File No. 1-11749

Ladies and Gentlemen:
The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 11, 2016, regarding the above referenced Form 10-K. For your convenience, the Staff’s comment precedes each response in this letter.
Form 10-K for the Fiscal Year Ended November 30, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 27
Comment No. 1
1. We note your discussion and analysis of the change in income tax (benefit) expense for fiscal year ended November 30, 2015 when compared to November 30, 2014. Please expand your disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact. As an example, we note that your disclosures indicate that the effective tax in 2015 rate included tax benefits for the domestic production activities deduction and energy tax credits which reduced the effective tax rate by 1.92%, however there is no robust discussion explaining the nature of those tax credits and whether they may be expected to have a continuing impact on the effective tax rate in the future. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.
Response
The reduction in the Company’s tax rate from 34.80% for the year ended November 30, 2014 to 32.72% for the year ended November 30, 2015 was primarily from tax credits related to our increased investment in solar energy systems in 2015 compared with 2014, and the retroactive enactment of the new energy efficient home credit.

As a result of the Consolidated Appropriations Act of 2016, enacted in December 2015, the 30% tax credit for eligible solar energy property was extended. The Act adds a phase-out for the solar energy credit under which the "energy percentage" on which the credit is based will gradually be reduced from 30% to 10% in 2022. The Company is eligible for this tax credit through its Sunstreet residential solar business. For the year ended November 30, 2015, the impact of this credit on the Company’s effective tax rate was (0.91%).
In addition, in December 2014, the 2014 Tax Increase Prevention Act ("TIPA") was enacted. TIPA retroactively restored and extended the new energy efficient home credit for homes delivered in 2014. The Company is eligible for this tax credit to the extent its homes meet the energy efficiency standards required under the tax code. Since the legislation was enacted in our fiscal year ended November 30, 2015, the impact of this legislation on the Company’s effective tax rate for fiscal 2015 was (1.01%).
The Company will continue to be eligible for this credit through fiscal 2016 since the new energy efficient home credit was extended in December 2015 by the enactment of the Protecting Americans from Tax Hikes Act to homes delivered through 2016, including retroactively for homes delivered in 2015.
In addition to the solar energy tax credits and the energy efficient home credit mentioned above, the Company also expects its effective tax rate to continue to benefit from the domestic production activities deduction ("DPAD"), provided the Company continues to generate positive taxable income. The DPAD is currently not subject to sunset or phase-out. For the fiscal year ended November 30, 2015, the impact of the DPAD on the Company’s effective tax rate was (3.01%).
In future Form 10-K filings, we will provide a more detailed analysis of material changes in the Company's tax rate from period to period and whether we expect the cause of particular changes to have a continuing impact on the Company's effective tax rate in the future. In our Form 10-Q filings, we will update our disclosures for any significant changes in our effective tax rate. We expect that the expanded disclosures in our Form 10-Q for the three months ended February 29, 2016 will be as follows:
"In the first quarter of 2016 and 2015, we had a tax provision of $56.2 million and $59.7 million, respectively. Our overall effective income tax rates were 28.08% and 34.19% in the first quarter of 2016 and 2015, respectively. The reduction is primarily the result of the reversal of an accrual due to a settlement with the IRS, which reduced our effective tax rate by (5.42%). We do not anticipate similar settlements during the remainder of fiscal 2016. The effective tax rate for the first quarter of 2016 and 2015 included tax benefits for the domestic production activities deduction and energy tax credits, offset primarily by state income tax expense. During the first quarter of 2016, tax legislation was passed extending the new energy efficient home credit through 2016, as well as extending the 30% investment tax credit for solar energy property through 2022. Both of these tax credits benefited and we expect will continue to benefit our effective tax rate."

Rialto-Investments in Unconsolidated Entities, page 58
Comment No. 2
We note your disclosure that Rialto adopted a Carried Interest Plan which provides participants in the plan an equity interest in a Rialto subsidiary that entitles them to specified percentages of distributions. We further note your disclosure that Rialto recorded $3 million related to the amortization of compensation expense of the plan over the vesting period. In order to better understand the Company’s policy in accounting for this plan and given that your Rialto operations are considered a critical accounting estimate, please tell us and expand your disclosures to include a more robust discussion around how the Company is accounting for the compensation expense for the carried interest that the Rialto employees may be entitled to under the plan. In providing your response, please tell us and expand your disclosures to include the following:

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•	Whether the amount of compensation expense recorded relates to the entire carried interest in the funds or just amounts not subject to clawback, such as the advance distributions to cover taxes;

•	The timing of the recognition of compensation expense and how and when the Company determines it has a liability for that compensation expense;

•
To the extent the compensation expense relates to the total carried interest, your expanded disclosures should state that the timing of recognition of compensation expense precedes the recognition of any management revenue related to carried interest given the Company’s policy to only recognize revenue related to carried interest when collectability is reasonably assured and in effect not subject to clawback; and

•	The amount of compensation expense that could be reversed in the future to the extent it is subject to clawback.
Response
During 2015, Rialto adopted a Carried Interest Plan (the "Plan"), which provides participants in the Plan the opportunity to participate in distributions made by a fund or other investment vehicle (a "Fund") managed by a subsidiary of Rialto.
Under the Plan, Rialto may assign its right to receive carried interest payments from a Fund to a limited liability company (a "Carried Interest Entity"), wholly owned and consolidated by Rialto, and distribute units, which are considered equity, of the Carried Interest Entity to some employees who are involved in the management of the Fund. The units entitle their holders to specified percentages of distributions made from the Fund to the Carried Interest Entity. Rialto may distribute to some of its employees units entitling them up to 40% of the distributions received by a Carried Interest Entity.
The awards were determined to be share-based payments and were accounted for in accordance with ASC 718, Compensation - Stock Compensation ("ASC 718"). Management determined that the awards did not meet any of the five types of awards described in ASC 718 as awards that should be classified as a liability:

1.	An award with conditions or other features that are indexed to something other than a market, performance, or service condition.

2.
An award that meets certain criteria of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). ASC 480 provides guidance for determining whether certain freestanding financial instruments are classified as liabilities and generally excludes stock-based compensation from its scope.

3.
A share award with a repurchase feature that permits an employee to avoid the risks and rewards normally associated with stock ownership by allowing the employee to put shares to the company within six months after the employee vests in the shares or a share award where it is probable that the employer would prevent the employee from bearing the risks and rewards that are normally associated with stock ownership within six months after share issuance.

4.
An option or similar instrument that could require the employer to pay an employee cash or other assets, unless cash settlement is based on a contingent event that is (a) not probable and (b) outside the control of the employee.

5.	An option or similar instrument where the underlying stock is classified as a liability.
As the awards issued from the Plan entitle the holders to units, which are considered equity, of the Carried Interest Entity, management determined the share based payments were equity awards and determined the fair value of the awards to be $7.0 million, which was determined based upon the entire expected carried interest in the Funds.

The units issued to employees are subject to vesting schedules and forfeiture or repurchase provisions in the case of a termination of employment. A total of 70% of the Plan awards vest in annual increments after the date of the first closing of the related Fund, with 10% vesting during the first year after closing and 15% during each of the next four years. The final 30% vests as the remaining distributions are received by the Carried Interest Entity. In accordance with the vesting schedule, approximately 40% of the total value of the awards granted immediately vested upon issuance as a predominant portion of the awards related to Funds that had closed prior to 2015. The remaining awards are being amortized in accordance with ASC 718’s graded vesting guidance.
In order to recognize compensation expense for the fiscal year ended November 30, 2015 related to the Plan, we recorded a debit to compensation expense and a credit to paid-in-capital in the accounting records of the respective Carried Interest Entities for a total amount of $3.0 million. The timing of recognition of compensation expense related to the Plan precedes the recognition of management revenue, other than the advanced tax distributions received and recognized as revenue, related to carried interests given the Company’s policy to only recognize revenue related to carried interests when collectability is reasonably assured and in effect not subject to clawbacks. We expect to amortize approximately $0.9 million of the remaining $4.0 million unamortized compensation expense during fiscal 2016.
Furthermore, as the units granted entitle the holders to units, which are equity of the respective Carried Interest Entities and not to receive awards of equity shares, equity share options, or other equity instruments of Lennar Corporation, the amount of $3.0 million recognized as paid-in-capital in the accounting records of the respective Carried Interest Entities was reflected as noncontrolling interests in consolidation on Lennar’s consolidated balance sheet. The entire amount of compensation expense recognized and the corresponding noncontrolling interest could be reversed in future periods to the extent that the awards fail to vest due to participants’ termination of employment with us.
We do not believe that the Plan is a critical accounting policy as the total fair value of the awards of $7.0 million is not material to the Company’s consolidated financial statements. As such we will not be expanding future disclosures; however, we will continue to disclose that Rialto may distribute to some of its employees units entitling them to 40% of the distributions received by the respective Carried Interest Entities.
In responding to your comments, Lennar acknowledges that (i) Lennar is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Lennar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the above, please contact the undersigned at (305) 229-6584.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Ameen Hamady
Melissa Rocha

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